Appendix 99.1
ATS to Participate in the Raymond James 45th Annual Institutional Investors Conference

02/27/2024

CAMBRIDGE, ON / BUSINESS WIRE / - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that Andrew Hider, Chief Executive Officer and Ryan McLeod, Chief Financial Officer will participate in the Raymond James 45th Annual Institutional Investors Conference in Orlando, FL on March 6, 2024.

ATS is scheduled to host a fireside chat at the event at 11:00 a.m. (ET). A webcast link of the live event will be available on the Investor Relations site at https://investors.atsautomation.com/ in the Events & Presentations section. A replay of the webcast will be available on the same website for 90 days.

Management will also host institutional investor meetings at the Conference, which can be arranged by contacting your Raymond James representative or dgalison@atsautomation.com.

About ATS
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact:	For general media inquiries, contact:
David Galison	Matthew Robinson
Head of Investor Relations	Director, Corporate Communications
ATS Corporation	ATS Corporation
730 Fountain Street North	730 Fountain Street North
Cambridge, ON, N3H 4R7	Cambridge, ON, N3H 4R7
(519) 653-6500	(519) 653-6500
dgalison@atsautomation.com	mrobinson@atsautomation.com

SOURCE: ATS Corporation